

September 27, 2007

Via Facsimile (212) 225-3999
Giovanni P. Prezioso, Esq.
Daniel S. Sternberg , Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Re: MGM MIRAGE
       Schedule TO-T filed August 24, 2007 by Dubai World, Infinity World (Cayman) L.P.,
       and Infinity World Investments LLC
       Schedule TO-T/A filed on August 28, 2007
       File No. 005-40054

Dear Messrs. Prezioso and Sternberg:

We are in receipt of your response of yesterday, September 26, 2007, concerning the possible need to provide bidders' financial statements in the tender offer materials, pursuant to Item 10 of Schedule TO. As noted below, the staff is continuing to consider your response on that point. We have the following additional comments on the filings identified above. All defined terms have the same meaning as in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO-T filed on August 24, 2007. "You" and its derivates as used here refer to the named bidders on the Schedule TO-T, as amended.

Schedule TO-T, Item 10

1. As discussed with you and your colleagues in several telephone conversations over the last several weeks, we continue to have concerns about the need to provide financial statements for these bidders pursuant to Item 10 of Schedule TO. We are continuing to review and discuss your supplemental analysis on this point provided in your response letters. Please amend your disclosure to include more complete financial information about the bidders, including, but not necessarily limited to the following:

    • A discussion of the capitalization of Infinity World Investments LLC and the plans for its future capitalization in association with this offer and the discussion that Dubai World is its parent and its capitalized status;
    • A statement about what financial information is or is not available;
    • A statement that while you might not agree that financial statements are material, you are providing information to shareholders about the bidders' financial condition;

- A statement that you have or do not have, as applicable, consolidated financial statements, balance sheets or income statements;
- A description of the accounting standards used in your financial information;
- A description of the investment activity of Dubai World and the other bidders, including other investments held; a description of the bidders' participation (e.g., active, setting policy, etc.) in the operating and financial management of other investments; board representation on other investments; exit strategies at other investments; valuation methods used for investments; etc.
- Inclusion of the information from your supplement of yesterday, September 26, 2007, with a description of financial information more specific than "not less than . . .";
- A statement of liabilities of Dubai World and the other bidders.

In your response please state that the information being provided to shareholders is all the information available.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Giovanni P. Prezioso, Esq.
Daniel S. Sternberg , Esq.
Cleary Gottlieb Steen & Hamilton LLP
September 27, 2007
Page 3

      Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                    Very truly yours,

                    Celeste M. Murphy
                    Special Counsel
                    Office of Mergers & Acquisitions

Cc:
Paul, Hastings, Janofsky & Walker LLP
Via Facsimile (213) 627-0705
Rob R. Carlson, Esq.
Via Facsimile (212) 319-4090
Michael L. Zuppone, Esq.